SANLUIS Corporación S.A. de C.V.
Monte-Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

82-2867

SANLUIS
CORPORACION

06013102

RECEIVED
MAY 3 - 2006
SEC MAIL PROCESSING SECTION WASH. D.C. 160

By FEDEX

April 28, 2006

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
U.S.A. 20549

PROCESSED
MAY 05 2006
THOMSON FINANCIAL

SUPPL

To whom it may concern

Attached you could find a copy of the Audited Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2005, and unaudited for the First Fiscal Quarter 2006.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

dw 5/4

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 1 | AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2006 Y 2005 | CONSOLIDADO

(MILES DE PESOS) | Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	7,536,679	100	8,005,415	100
s02	ACTIVO CIRCULANTE	2,144,697	28	2,301,682	29
s03	EFECTIVO E INVERSIONES TEMPORALES	245,900	3	120,192	2
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	978,051	13	1,072,198	13
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	136,455	2	201,504	3
s06	INVENTARIOS	523,150	7	516,473	6
s07	OTROS ACTIVOS CIRCULANTES	261,141	3	391,315	5
s08	ACTIVO A LARGO PLAZO	84,263	1	77,568	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	9,300	0	11,096	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	72,220	1	63,707	1
s11	OTRAS INVERSIONES	2,743	0	2,765	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,311,569	57	4,666,243	58
s13	INMUEBLES	1,260,673	17	1,258,984	16
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,543,638	74	5,582,420	70
s15	OTROS EQUIPOS	183,114	2	181,157	2
s16	DEPRECIACION ACUMULADA	2,794,802	37	2,532,427	32
s17	CONSTRUCCIONES EN PROCESO	118,946	2	176,109	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	585,696	8	609,196	8
s19	OTROS ACTIVOS	410,454	5	350,726	4
s20	PASIVO TOTAL	4,610,209	100	4,985,494	100
s21	PASIVO CIRCULANTE	1,764,890	38	1,792,691	36
s22	PROVEEDORES	904,452	20	884,893	18
s23	CREDITOS BANCARIOS	345,445	7	423,565	8
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	0	0	0	0
s26	OTROS PASIVOS CIRCULANTES	514,993	11	484,233	10
s27	PASIVO A LARGO PLAZO	2,751,466	60	3,129,428	63
s28	CREDITOS BANCARIOS	2,751,466	60	3,126,058	63
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	3,370	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	93,853	2	63,375	1
s33	CAPITAL CONTABLE	2,926,470	100	3,019,921	100
s34	CAPITAL CONTABLE MINORITARIO	1,821,103	62	1,877,725	62
s35	CAPITAL CONTABLE MAYORITARIO	1,105,367	38	1,142,196	38
s36	CAPITAL CONTRIBUIDO	2,375,724	81	2,375,724	79
s79	CAPITAL SOCIAL PAGADO	998,844	34	998,844	33
s39	PRIMA EN VENTA DE ACCIONES	1,376,880	47	1,376,880	46
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	(1,270,357)	(43)	(1,233,528)	(41)
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,332,629	216	6,416,971	212
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,602,986)	(260)	(7,650,499)	(253)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 1 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	245,900	100	120,192	100
s46	EFECTIVO	116,848	48	120,192	100
s47	INVERSIONES TEMPORALES	129,052	52	0	0
s07	OTROS ACTIVOS CIRCULANTES	261,141	100	391,315	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	249,101	64
s83	OTROS	261,141	100	142,214	36
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	585,696	100	609,196	100
s48	GASTOS AMORTIZABLES (NETO)	167,421	29	185,187	30
s49	CREDITO MERCANTIL	418,275	71	424,009	70
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	410,454	100	350,726	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	32,040	8	27,996	8
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	280,649	68	322,730	92
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	97,765	24	0	0
s21	PASIVO CIRCULANTE	1,764,890	100	1,792,691	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,519,031	86	1,502,738	84
s53	PASIVOS EN MONEDA NACIONAL	245,859	14	289,953	16
s26	OTROS PASIVOS CIRCULANTES	514,993	100	484,233	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	80,566	16	71,025	15
s68	PROVISIONES	155,228	30	169,566	35
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	279,199	54	243,642	50
s27	PASIVO A LARGO PLAZO	2,751,466	100	3,129,428	100
s59	PASIVO EN MONEDA EXTRANJERA	2,751,466	100	3,129,428	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	93,853	100	63,375	100
s66	IMPUESTOS DIFERIDOS	0	0	0	0
s91	PASIVOS LABORALES	93,853	100	63,375	100
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	998,844	100	998,844	100
s37	NOMINAL	27,942	3	27,942	3
s38	ACTUALIZACION	970,902	97	970,902	97

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,332,629	100	6,416,971	100
s93	RESERVA LEGAL	17,311	0	17,311	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	558,939	9	558,939	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,797,265	92	5,826,710	91
s45	RESULTADO DEL EJERCICIO	(40,886)	(1)	14,011	0
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,602,986)	100	(7,650,499)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,131,709)	94	(7,179,736)	94
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(464,289)	6	(464,289)	6
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(6,988)	0	(6,474)	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS　　TRIMESTRE: 1　　AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s72	CAPITAL DE TRABAJO	379,807	508,991
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	83,088	97,787
s74	NUMERO DE FUNCIONARIOS (*)	15	18
s75	NUMERO DE EMPLEADOS (*)	1,138	1,101
s76	NUMERO DE OBREROS (*)	4,390	4,575
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	1,654,628	100	1,757,063	100
r02	COSTO DE VENTAS	1,354,184	82	1,473,832	84
r03	RESULTADO BRUTO	300,444	18	283,231	16
r04	GASTOS DE OPERACION	186,442	11	192,451	11
r05	RESULTADO DE OPERACION	114,002	7	90,780	5
r06	COSTO INTEGRAL DE FINANCIAMIENTO	112,148	7	71,519	4
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,854	0	19,261	1
r08	OTROS GASTOS Y PRODUCTOS (NETO)	5,021	0	2,475	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(3,167)	0	16,786	1
r10	PROVISIONES PARA IMPUESTOS Y PTU	33,280	2	24,208	1
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(36,447)	(2)	(7,422)	0
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	962	0	198	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	(35,485)	(2)	(7,224)	0
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	(23,394)	(1)
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(35,485)	(2)	16,170	1
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	(35,485)	(2)	16,170	1
r19	RESULTADO NETO MINORITARIO	5,401	0	2,159	0
r20	RESULTADO NETO MAYORITARIO	(40,886)	(2)	14,011	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	1,654,628	100	1,757,063	100
r21	NACIONALES	561,585	34	542,589	31
r22	EXTRANJERAS	1,093,043	66	1,214,474	69
r23	CONVERSION EN DOLARES (***)	156,018	9	151,397	9
r06	COSTO INTEGRAL DE FINANCIAMIENTO	112,148	100	71,519	100
r24	INTERESES PAGADOS	94,865	85	88,499	124
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	7,857	7	12,095	17
r26	INTERESES GANADOS	7,392	7	2,952	4
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	37,074	33	(4,762)	(7)
r28	RESULTADO POR POSICION MONETARIA	(20,256)	(18)	(21,361)	(30)
r10	PROVISIONES PARA IMPUESTOS Y PTU	33,280	100	24,208	100
r32	I.S.R. - IMPAC CAUSADO	17,738	53	13,166	54
r33	I.S.R. - IMPAC DIFERIDO	9,793	29	4,377	18
r34	P.T.U. CAUSADA	7,057	21	6,338	26
r35	P.T.U. DIFERIDA	(1,308)	(4)	327	1

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	1,655,655	1,796,060
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	6,791,277	6,910,209
r39	RESULTADO DE OPERACIÓN (**)	393,376	280,019
r40	RESULTADO NETO MAYORITARIO (**)	(76,647)	(106,804)
r41	RESULTADO NETO (**)	(55,914)	(92,041)
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	83,386	86,007

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,654,628	100	1,757,063	100
rt02	COSTO DE VENTAS	1,354,184	82	1,473,832	84
rt03	RESULTADO BRUTO	300,444	18	283,231	16
rt04	GASTOS DE OPERACION	186,442	11	192,451	11
rt05	RESULTADO DE OPERACION	114,002	7	90,780	5
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	112,148	7	71,519	4
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,854	0	19,261	1
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	5,021	0	2,475	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(3,167)	0	16,786	1
rt10	PROVISIONES PARA IMPUESTOS Y PTU	33,280	2	24,208	1
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(36,447)	(2)	(7,422)	0
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	962	0	198	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	(35,485)	(2)	(7,224)	0
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	(23,394)	(1)
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(35,485)	(2)	16,170	1
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	(35,485)	(2)	16,170	1
rt19	RESULTADO NETO MINORITARIO	5,401	0	2,159	0
rt20	RESULTADO NETO MAYORITARIO	(40,886)	(2)	14,011	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

SANLUIS CORPORACION, S. A. DE C. V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,654,628	100	1,757,063	100
rt21	NACIONALES	561,585	34	542,589	31
rt22	EXTRANJERAS	1,093,043	66	1,214,474	69
rt23	CONVERSION EN DOLARES (***)	156,018	9	151,397	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	112,148	100	71,519	100
rt24	INTERESES PAGADOS	94,865	85	88,499	124
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	7,857	7	12,095	17
rt26	INTERESES GANADOS	7,392	7	2,952	4
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	37,074	33	(4,762)	(7)
rt28	RESULTADO POR POSICION MONETARIA	(20,256)	(18)	(21,361)	(30)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	33,280	100	24,208	100
rt32	I.S.R. - IMPAC CAUSADO	17,738	53	13,166	54
rt33	I.S.R. - IMPAC DIFERIDO	9,793	29	4,377	18
rt34	P.T.U. CAUSADA	7,057	21	6,338	26
rt35	P.T.U. DIFERIDA	(1,308)	(4)	327	1

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS

TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	83,386	86,007

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	(35,485)	16,170
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	94,695	105,457
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	59,210	121,627
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(71,577)	(111,235)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	(12,367)	10,392
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(33,347)	(56,240)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(33,347)	(56,240)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(22,848)	(10,000)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(68,562)	(55,848)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	314,462	176,040
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	245,900	120,192

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V. ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	94,695	105,457
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	83,386	86,007
c41	+ (-) OTRAS PARTIDAS	11,309	19,450
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(71,577)	(111,235)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(124,473)	(163,643)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(16,834)	95,197
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	11,282	(35,673)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	104,748	(5,917)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(46,300)	(1,199)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(33,347)	(56,240)
c23	+ FINANCIAMIENTOS BANCARIOS	16,874	(127,982)
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(50,238)	71,742
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	17	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(22,848)	(10,000)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(21,437)	(10,000)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(1,411)	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(0.14)		$	(0.37)	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(0.14)		$	(0.73)	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.08		$	(0.06)	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.03		$	(0.36)	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	3.82		$	3.94	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.88	veces		0.80	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(23.83)	veces		(8.29)	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	(2.14)	%	0.92	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	(6.93)	%	(9.35)	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	(0.74)	%	(1.14)	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(57.08)	%	132.10	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.90	veces	0.86	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	1.57	veces	1.48	veces
p08	ROTACION DE INVENTARIOS(**)	10.73	veces	11.62	veces
p09	DIAS DE VENTAS POR COBRAR	46.26	dias	47.75	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.49	%	9.47	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	61.17	%	62.27	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	1.57	veces	1.65	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	92.63	%	92.91	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	63.81	%	67.06	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	1.20	veces	1.02	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.47	veces	1.38	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.21	veces	1.28	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.91	veces	0.99	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.46	veces	0.46	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	13.93	%	6.70	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	3.57	%	6.92	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(4.32)	%	(6.33)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.13)	veces	0.11	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	93.82	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

SANLUIS Corporación, S.A. de C.V. y Subsidiarias
Resultados al 1er. trimestre del año 2006
(Cifras en millones de dólares)

México, D.F., 28 de abril de 2006. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el primer trimestre de 2006.

Las ventas se ubicaron en U$ 156 millones en los primeros tres meses del año, 3% superiores al mismo periodo del año anterior.

La UAFIRDA (utilidad de operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de U$ 18.6 millones en el primer trimestre, 22% mayor al mismo periodo del año anterior.

El margen de UAFIRDA respecto a ventas en el primer trimestre pasó de 10% en 2005 a 12% en 2006, porcentaje similar al del último trimestre de 2005.

Operaciones

Las ventas del negocio de Suspensiones (84% del volumen total) fueron de US$131.5 millones, 5.5% por encima del año pasado.

En el negocio de Frenos (16% del volumen total) las ventas están 8% por ebajo de los niveles del año anterior con un total de US$24.5 millones.

Resultados Consolidados
(cifras en millones de dólares)

	2005				Total 2005	2006	Últimos 12 meses
Trimestre #	1	2	3	4		1	
Ventas por División							
- Suspensiones	124.7	131.8	121.0	132.9	510.4	131.5	517.2
- Frenos	26.7	27.2	25.5	27.0	106.4	24.5	104.2
Total Ventas	151.4	159.0	146.5	159.9	616.8	156.0	621.4
Uafirda	15.2	17.6	11.4	19.1	63.3	18.6	66.7
Margen (Uafirda/Vtas.)	10%	11%	8%	12%	10%	12%	11%

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del primer trimestre del presente año, continúan reportando niveles de venta muy satisfactorios con utilidades de operación superiores a las del mismo período del año anterior, principalmente en el negocio de Suspensiones, a pesar del impacto que ha producido la importante alza en los precios del acero a nivel internacional, que ha podido ser absorbida gracias a los apoyos recibidos de nuestros clientes vía mayores precios de venta, y a las mayores productividades en planta y menores gastos de operación que hemos logrado, lo que nos ha permitido también compensar las menores ventas de la división Frenos que se han visto afectadas por la salida anticipada de una importante plataforma automotriz, la cual ha llegado al fin de su vida comercial sin haberse cubierto todavía debido al lento arranque de la nueva plataforma que la sustituirá, lo que se espera suceda a finales del tercer trimestre del presente año.

Las ventas del negocio de Suspensiones son superiores en todas las líneas de producto con un 5.5% superior a las del mismo trimestre de 2005. Cabe destacar el crecimiento sostenido del negocio de Suspensiones Brasil que reporta ventas 14% superiores a las del mismo periodo del año anterior apoyado en la creciente demanda interna de nuestros productos, y Suspensiones NAFTA con 3% de incremento respecto al mismo periodo, manteniendo la importante participación de mercado que SANLUIS Rassini tiene en el segmento de camiones ligeros en los Estados Unidos.

La mayor UAFIRDA consolidada reportada contra el primer trimestre del año anterior es finalmente reflejo de los mayores niveles de venta, menores gastos fijos de planta y mayores productividades, lo que ha hecho posible compensar los diversos impactos externos a la empresa, y de manera continuada acercarnos a los niveles de rentabilidad que tuvimos en el pasado.

A pesar de la mayor UAFIRDA, y debido a la devaluación del tipo de cambio peso/dólar durante el primer trimestre del año se ha generado una perdida cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con la ganancia monetaria sobre la posición pasiva neta de la empresa, y el alza en las tasas de interés internacionales, producen finalmente una pérdida neta de US$ 3.8 millones contra la utilidad de US$ 1.2 millones reportada en el mismo periodo del año pasado.

En términos de generación de efectivo, se refleja un mayor nivel de efectivo disponible debido a un adecuado manejo del Capital de Trabajo a través del cual se han reducido los inventarios de materia prima, racionalizando compras y manteniendo niveles adecuados en la recuperación de la cobranza sin tener saldos pendientes en este rubro, lo que ha logrado que el flujo neto de operación sea 85% superior al del año anterior en términos de dólares.

Al cierre del trimestre, la empresa ha disminuido su deuda en US$ 21.9 millones comparado con el primer trimestre de 2005 y se encuentra al corriente en el cumplimiento de todas las obligaciones derivadas de sus contratos de crédito.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes para Suspensiones y Frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (multihoja y parabólicas), resortes, barras de torsión, bujes hule-metal, y barras de cajuela. En el negocio de Frenos se producen: discos y tambores.

SANLUIS Rassini tiene una participación del 90% en el mercado de muelles para camiones ligeros en la región NAFTA (Estados Unidos, México y Canadá). En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Co., Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE MARZO DE 2006 Y DE 2005

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de marzo de 2006, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (79% en 2006 y 80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co-Inter, S.A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S.A. de C.V.	100
SANLUIS Rassini Autopartes, S.A. de C.V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S.A. de C.V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S.A. de C.V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	50.1
Rassini Torsion Bars, S.A. de C.V.	Manufactura y venta de barras de torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS, Developments, LLC	100

SANLUIS Developments, LLC	Tenedora de Fundimak, S.A. de C.V.	47.6
Fundimak, S.A. de C.V. y subsidiarias(Rassini Frenos, S.A. de C.V. e Inmobiliaria Rassini, S.A. de C.V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6
Asociada:		
Brembo Rassini, S.A. de C.V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con las Normas de Información Financiera (NIF), emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La utilidad (pérdida) por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año. La compañía mantiene su efectivo e inversiones temporales con instituciones financieras reconocidas e históricamente no ha experimentado alguna pérdida por la concentración del riesgo de crédito.

Las inversiones en valores incluyen inversiones en títulos de deuda y de capital, y se clasifican de acuerdo con la intención de su uso que la Administración les asigna al momento de su adquisición en: títulos de deuda para conservar al vencimiento, instrumentos financieros con fines de negociación e instrumentos financieros disponibles para su venta. Al 31 de marzo de 2006 y de 2005 la compañía tiene instrumentos financieros con fines de negociación, los cuales se registran inicialmente a su costo de adquisición y posteriormente se valúan a su valor de mercado, el cual se asemeja a su valor razonable. Las diferencias por valuación de estos instrumentos al cierre de cada período se registran en los resultados del año al que correspondan.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín C-2 Instrumentos Financieros, el cual establece que los efectos por valuación de los instrumentos disponibles para su venta, se registren como una partida de la utilidad integral dentro del capital contable y se determinen los efectos por deterioro de los instrumentos financieros. La adopción de este boletín no tuvo efecto en los estados financieros que se acompañan.

d. Cuentas por cobrar

Las cuentas por cobrar se reconocen inicialmente al valor pactado originalmente y posteriormente este valor se ajusta disminuyendo la estimación de cuentas incobrables. Esta estimación se registra cuando hay evidencia objetiva de que la compañía no será capaz de cobrar total o parcialmente los montos acordados en los términos originales.

e. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima. Los materiales de operación se valúan a su costo de adquisición. La compañía registra una estimación para inventarios obsoletos o de lento movimiento ante la evidencia de cualquier exceso sobre el valor neto de realización del mismo. Los valores así determinados no exceden al valor de mercado.

El costo de ventas incluye el costo del inventario vendido durante el período, incluyendo los gastos de compra y embarque. El costo de ventas se determina por el método de primeras entradas-primeras salidas.

f. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo menos su depreciación acumulada, los cuales se actualizan como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

Cuando los inmuebles, maquinaria y equipo son vendidos o se dispone de éstos de otra forma, la utilidad o pérdida se reconoce en el estado de resultados por la diferencia entre su valor neto contable y los recursos obtenidos en su disposición.

g. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

h. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

i. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC. A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín B-7 Adquisiciones de Negocios, consecuentemente, a partir de esa fecha el crédito mercantil ya no se amortiza y su valor está sujeto a pruebas anuales de deterioro.

j. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La compañía incluye los efectos diferidos de impuestos relacionados con diferencias temporales registradas directamente en el capital contable en la insuficiencia en la actualización del capital.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

k. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda, y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín D-3 Obligaciones Laborales, el cual incorpora reglas de valuación, presentación y registro para el reconocimiento de obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración. Estos efectos se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación, se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de marzo de 2006 y de 2005 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

n. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la pérdida de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase Nota 5a.).

o. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos, el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 5b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

p. (Pérdida) utilidad integral

La (pérdida) utilidad integral está representada por la pérdida neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

q. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

r. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, emitido por el IMCP, el cual, además de precisar los criterios de registro, valuación y revelación aplicables a todos los instrumentos financieros derivados, incluyendo ciertos instrumentos derivados implícitos en otros contratos, requiere la evaluación de la efectividad de las coberturas de riesgo sobre flujos de efectivo y sobre la inversión neta en subsidiarias ubicadas en el extranjero y requiere que la posición efectiva de las ganancias o pérdidas de dichos instrumentos, se reconozcan dentro de la utilidad integral. La adopción de este boletín no tuvo efecto importante en los estados financieros que se acompañan.

A partir del 1 de junio de 2004 el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), asumió la responsabilidad de la normatividad contable en México. Como parte de esta responsabilidad y después de un proceso de auscultación, efectuado durante 2004 y 2005, el CINIF emitió diversas Normas de Información Financiera (NIF), las cuales entraron en vigor a partir del 1 de enero de 2006.

Las NIF tienen por objeto la armonización de las normas locales utilizadas por los diversos sectores de nuestra economía y converger en el mayor grado posible con las Normas Internacionales de Información Financiera (NIIF).

Las NIF, cuya adopción se considera no afectará sustancialmente la información financiera, se enlistan a continuación:

NIF A-1 Estructura de las Normas de Información Financiera.
NIF A-2 Postulados básicos.
NIF A-3 Necesidades de los usuarios y objetivos de los estados financieros.
NIF A-4 Características cualitativas de los estados financieros.
NIF A-5 Elementos básicos de los estados financieros.
NIF A-6 Reconocimiento y valuación.
NIF A-7 Presentación y revelación.
NIF A-8 Supletoriedad.
NIF B-1 Cambios contables y correcciones de errores.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$).

Al 31 de marzo de 2006 el tipo de cambio fue de $10.8628 por dólar americano ($11.1898 al 31 de marzo de 2005).

La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo cuenta con una cobertura natural, ya que el 79% de sus ventas están denominadas en esta moneda

NOTA 4 - DEUDA A CORTO Y LARGO PLAZO:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de marzo de 2006 la deuda del Grupo Suspensiones asciende a $2,070,927 (US$190.6 millones) y se divide en un Bloque A por $1,458,557 (US$134.2 millones) y un Bloque B por $612,370 (US$56.4 millones).

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

La compañía y sus bancos acreedores efectuaron un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, por lo que el 27 de julio de 2005, se firmó un convenio modificatorio Amendment Agreement con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones replicando la estacionalidad en los ingresos que le es común a la industria automotriz, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original para adecuarlas a las nuevas condiciones acordadas con los bancos acreedores.

Este financiamiento seguirá causando intereses a la Eurodollar Rate más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

Al 31 de marzo de 2006 la compañía cumple con las restricciones establecidas por este crédito.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de marzo de 2006 el saldo principal insoluto de estas obligaciones, incluyendo los intereses capitalizados asciende a $687,429 (US$63.3 millones).

Crédito simple de Fundimak

El 28 de junio de 2004, Fundimak obtuvo un crédito simple a plazo determinado con Comerica Bank México, S. A. por US$25 millones. El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos e Inmobiliaria Rassini, S. A. de C. V. en su carácter de obligados solidarios.

Como consecuencia de un menor volumen de ventas durante 2005 debido a la esperada contracción en ciertas plataformas automotrices que están llegando al final de su ciclo de producción; y del incremento de precios en la chatarra de fierro para fundición; se generó un efecto desfavorable en los resultados de la compañía y en diciembre de 2005 se acordaron nuevos parámetros para estas razones financieras. Al 31 de marzo de 2006 la compañía cumple las restricciones establecidas por este contrato de crédito.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria

Al 31 de marzo de 2006 el capital social está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
A	147,762,156
B	70,983,776
C	70,983,776
	289,729,708

Las acciones de la Serie A (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie B tienen derechos de voto pleno. Las acciones de la Serie C no tienen derecho a voto.

Para efectos de cotización en el mercado de valores de México, la compañía ha emitido Certificados de Participación Ordinarios (CPOs), que amparan cada uno de ellos una acción de la Serie A (CPOs - A), y las acciones de las Series B y C cotizan en el mercado bajo CPOs que amparan cada uno de ellos una acción de la Serie B y una acción de la Serie C (CPOs - BC).

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie B de SISA, si la compañía no liquida el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurre algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de marzo de 2006 el saldo del principal asciende a $898,535 (véase Nota 2o.).

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2006 corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil que no se incorpora en el esquema de consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. a partir de 2005 la participación consolidable para efectos fiscales es al 100%.

Como resultado de las modificaciones a la LISR, aprobadas el 13 de noviembre de 2004, la tasa del ISR será del 29% y 28%, en 2006 y 2007, respectivamente.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 - COMPROMISOS:

SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de Frenos Automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en la empresa SANLUIS Developments, LLC, la que a su vez es la tenedora principal de la empresa Fundimak, S. A. de C.V. y subsidiarias, y en las cuales SANLUIS mantiene el control y la administración de dicho negocio de Frenos.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con dichas sociedades. Es intención de SANLUIS ejercitar su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare las dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión.

NOTA 8 - MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representaron el 21% y 19% de las ventas netas de 2006 y 2005, respectivamente.

Tres de los clientes de la compañía representaron el 75% y 77% de sus ventas netas durante los años terminados el 31 de marzo de 2006 y de 2005, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 1 | AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Administración y Control SANLUIS, S.A. de C.V.	Tenedora	804,390,215	99.99
SANLUIS Co-Inter, S.A.	Tenedora	4,899,999	99.99
Corporación Turística SANLUIS, S.A. de C.V.	Tenedora	384,048,808	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
Brembo Rassini, S.A. de C.V.	Producción y Venta de discos y rotores	165,315	24.00	8,495	72,220
TOTAL DE INVERSIONES EN ASOCIADAS				8,495	72,220
OTRAS INVERSIONES PERMANENTES					2,743
TOTAL				8,495	74,963

OBSERVACIONES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
HSBC Bank plc. (banco agente	20/09/2001	9.00							72,564	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88							0	0	73,737	0	0	0
RCA (Restructured Credit Ag	31/12/2008	8.41							141,216	76,040	287,864	331,315	336,747	897,745
Emisión de obligaciones Nota	30/06/2010	8.00							0	0	0	0	0	687,429
Comerica	27/06/2009	7.30							40,736	13,578	54,314	54,314	27,157	0
Préstamos Brasil	15/05/2008	12.00							1,043	268	720	124	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	255,559	89,886	416,635	385,753	363,904	1,585,174

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

FILE No 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL - INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA - INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS.
PROVEEDORES														
Otros proveedores		0.00	15,858	0	0	0	0	0						
Simec International	21/03/2006	0.00							375,442	0	0	0	0	0
Sumitomo Canada Limited	21/03/2006	0.00							148,263	0	0	0	0	0
Aceros Villares	25/03/2006	0.00							49,248	0	0	0	0	0
Stelco, Inc.	22/03/2006	0.00							32,672	0	0	0	0	0
General Motors, Co.	23/02/2006	0.00							13,046	0	0	0	0	0
Gerdau	24/03/2006	0.00							10,088	0	0	0	0	0
McSteel International	25/01/2006	0.00							9,112	0	0	0	0	0
Belgo Mineira	28/03/2006	0.00							8,071	0	0	0	0	0
Proezagreda, R de RL de CV	01/03/2006	0.00							7,144	0	0	0	0	0
Partes plásticas de México	24/03/2006	0.00							6,359	0	0	0	0	0
Otros proveedores		0.00							229,149	0	0	0	0	0
TOTAL PROVEEDORES			15,858	0	0	0	0	0	888,594	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
Otros pasivos		0.00	0	279,199	0	0	0	0						
Otros pasivos		0.00							0	0	0	0	0	0
TOTAL GENERAL			15,858	279,199	0	0	0	0	1,144,153	89,886	416,635	385,753	363,904	1,585,174

OBSERVACIONES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	105,399	1,144,933	17,029	184,983	1,329,916
PASIVO	374,839	4,071,795	18,292	198,702	4,270,497
CORTO PLAZO	121,546	1,320,329	18,292	198,702	1,519,031
LARGO PLAZO	253,293	2,751,466	0	0	2,751,466
SALDO NETO	(269,440)	(2,926,862)	(1,263)	(13,719)	(2,940,581)

OBSERVACIONES

Incluye activos y pasivos monetarios. El tipo de cambio para valuar los créditos fue de $10.8628 pesos por dólar americano, en la columna de otras monedas, la moneda origen es el real y el tipo de cambio fue de $ 2.6654

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 1 | AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,971,174	4,316,970	(2,345,797)	0.58	(13,606)
FEBRERO	1,904,687	4,231,683	(2,326,997)	0.15	(3,490)
MARZO	1,982,572	4,287,960	(2,305,389)	0.13	(2,997)
ACTUALIZACIÓN				0.00	(163)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(20,256)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

N/A

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 1 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
Rassini Xalostoc (1)	Fabricación y venta de muelles	2,165	77.00
Rassini Piedras Negras (1)	Fabricación y venta de resortes	6,140	51.00
Rassini Piedras Negras (1)	Fabricación y venta de muelles	5,209	86.00
Rassini Torsion Bars (1)	Fabricación y venta de barras de torsión	4,122	20.00
Suspensiones Rassini (1)	Fabricación y venta de muelles	4,200	91.00
Rassini Frenos (1)	Fabricación y venta de discos, tambores y	7,500	41.00
Bypasa (1)	Fabricación y venta de bujes	45,349	63.00
Muelles Brasil (2)	Fabricación y venta de muelles	58,000	89.00
Resortes Brasil (1)	Fabricación y venta de resortes	3,200	87.00
Rassini Chassis System (1)	Fabricación y venta de resortes	4,000	59.00

OBSERVACIONES

(1) Miles de piezas anuales
(2) Toneladas anuales

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
Solera	Simec	Solera	Norambar		56.7
Solera	Aceros Villares (Brasil)	Solera	Slater Steels,		0
Solera	Gerdau (Brasil)				0
Barra redonda	Simec	Barra redonda	Norambar		0
Barra redonda	Aceros Villares (Brasil)	Barra redonda	Ascometal		0
Barra redonda	Gerdau (Brasil)				0
Chatarra de 1a. (automotríz)	Materiales siderúrgicos y				25.1

OBSERVACIONES

Los porcentajes del costo de producción se presentan por nuestros dos sectores de negocio, el acero (solera y barra redonda) para la división suspensiones y la chatarra para la división frenos.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
(1) Muelles	119,038	48,231	0.0	Rassini	Armadoras
(1) Barras de torsió	226,348	15,786	0.0	Rassini	Armadoras
(1) Resortes helicoi	1,190,757	99,728	0.0	Rassini	Armadoras
(1) Discos, tambores	878,816	88,245	0.0	Rassini	Armadoras
(2) Brasil	12,851	306,468	0.0	RNA	Armadoras
(1) Bujes	667,240	3,127	0.0	Bypasa	Armadoras
EXTRANJERAS					
(1) Muelles	1,869,047	808,352	0.0	Rassini	Armadoras
(1) Barras de Torsió	76,950	8,997	0.0	Rassini	Armadoras
(1) Resortes helicoi	510,573	64,488	0.0	Rassini	Armadoras
(1) Discos, tambores	706,470	171,706	0.0	Rassini	Armadoras
(2) Brasil	1,703	39,500	0.0	RNA	Armadoras
TOTAL		1,654,628			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 1 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
(1) Muelles	1,869,047	808,352	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Barras de Torsió	76,950	8,997	E.U.A.	Rassini	Armadoras automotric
(1) Resortes helicoi	510,573	64,488	E.U.A.	Rassini	Armadoras automotric
(1) Discos, tambores	706,470	171,706	E.U.A.	Rassini	Armadoras automotric
(2) Brasil	1,703	39,500	Alemania	RNA	Armadoras automotric
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	1,093,043	

OBSERVACIONES

(1)Piezas, (2)Toneladas. El volumen se presenta en unidades. El monto se presenta en miles de pesos. Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como de exportación.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 1 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	0.0000	11	147,762,156	0	147,762,156	0	14,250	0
B	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
C	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 289,729,708

OBSERVACIONES

Las acciones series B y C no cotizan individualmente, se integran en 70,983,776 CPOs denominados como CPOs-BC cotizan en la BMV, integrados por una acción B y una C. Las acciones serie A cotizan individualmente a través de CPOs-A que representan cada uno una acción A.

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

Ninguna de importancia

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras, convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.6654	2.1716
Tipo de cambio promedio	2.6684	2.1966

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	11.1898	10.8628
Tipo de cambio promedio	11.1794	11.5916

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de marzo de 2006 y 2005 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

r04: Los gastos de operación incluyen la depreciación y la amortización del año por $ 83,386 en 2006 y 86,007 en 2005 ver renglón c-13 del estado de cambios

c06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 4.6 millones.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACION RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENDENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACION RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACION QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. SERGIO MAURICIO VISINTINI FRESCHI	C.P. JUAN PABLO SANCHEZ KANTER
DIRECTOR GENERAL DE FINANZAS Y CFO	DIRECTOR DE FINANZAS

MEXICO, D.F., A 28 DE ABRIL DE 2006

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 4 | AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2005 Y 2004

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	7,448,335	100	8,000,567	100
s02	ACTIVO CIRCULANTE	2,056,463	28	2,245,302	28
s03	EFECTIVO E INVERSIONES TEMPORALES	311,750	4	174,289	2
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	846,216	11	899,525	11
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	170,411	2	185,809	2
s06	INVENTARIOS	501,949	7	605,591	8
s07	OTROS ACTIVOS CIRCULANTES	226,137	3	380,088	5
s08	ACTIVO A LARGO PLAZO	78,958	1	73,538	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	8,145	0	7,536	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	68,138	1	63,287	1
s11	OTRAS INVERSIONES	2,675	0	2,715	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,289,036	58	4,724,009	59
s13	INMUEBLES	1,236,377	17	1,247,783	16
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,422,644	73	5,577,349	70
s15	OTROS EQUIPOS	179,353	2	180,781	2
s16	DEPRECIACION ACUMULADA	2,679,075	36	2,460,228	31
s17	CONSTRUCCIONES EN PROCESO	129,737	2	178,324	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	619,133	8	643,801	8
s19	OTROS ACTIVOS	404,745	5	313,917	4
s20	PASIVO TOTAL	4,545,562	100	4,998,664	100
s21	PASIVO CIRCULANTE	1,652,573	36	1,750,734	35
s22	PROVEEDORES	792,807	17	881,955	18
s23	CREDITOS BANCARIOS	351,957	8	383,206	8
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	0	0	0	0
s26	OTROS PASIVOS CIRCULANTES	507,809	11	485,573	10
s27	PASIVO A LARGO PLAZO	2,751,320	61	3,190,118	64
s28	CREDITOS BANCARIOS	2,751,320	61	3,186,748	64
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	3,370	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	141,669	3	57,812	1
s33	CAPITAL CONTABLE	2,902,773	100	3,001,903	100
s34	CAPITAL CONTABLE MINORITARIO	1,804,849	62	1,875,813	62
s35	CAPITAL CONTABLE MAYORITARIO	1,097,924	38	1,126,090	38
s36	CAPITAL CONTRIBUIDO	2,369,290	82	2,369,290	79
s79	CAPITAL SOCIAL PAGADO	993,327	34	993,327	33
s39	PRIMA EN VENTA DE ACCIONES	1,375,963	47	1,375,963	46
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	(1,271,366)	(44)	(1,243,200)	(41)
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,320,267	218	6,341,775	211
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,591,633)	(262)	(7,584,975)	(253)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	311,750	100	174,289	100
s46	EFECTIVO	184,010	59	174,289	100
s47	INVERSIONES TEMPORALES	127,740	41	0	0
s07	OTROS ACTIVOS CIRCULANTES	226,137	100	380,088	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	226,137	100	380,088	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	619,133	100	643,801	100
s48	GASTOS AMORTIZABLES (NETO)	168,421	27	193,882	30
s49	CREDITO MERCANTIL	416,468	67	423,047	66
s51	OTROS	34,244	6	26,872	4
s19	OTROS ACTIVOS	404,745	100	313,917	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	0	0	0	0
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	297,636	74	313,917	100
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	107,109	26	0	0
s21	PASIVO CIRCULANTE	1,652,573	100	1,750,734	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,428,543	86	1,455,150	83
s53	PASIVOS EN MONEDA NACIONAL	224,030	14	295,584	17
s26	OTROS PASIVOS CIRCULANTES	507,809	100	485,573	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	507,809	100	485,573	100
s27	PASIVO A LARGO PLAZO	2,751,320	100	3,190,118	100
s59	PASIVO EN MONEDA EXTRANJERA	2,751,320	100	3,190,118	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	141,669	100	57,812	100
s66	IMPUESTOS DIFERIDOS	0	0	0	0
s91	PASIVOS LABORALES	88,130	62	57,812	100
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	53,539	38	0	0
s79	CAPITAL SOCIAL PAGADO	993,327	100	993,327	100
s37	NOMINAL	27,942	3	27,942	3
s38	ACTUALIZACION	965,385	97	965,385	97

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,320,267	100	6,341,775	100
s93	RESERVA LEGAL	16,740	0	16,740	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	555,843	9	555,843	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,769,193	91	5,832,658	92
s45	RESULTADO DEL EJERCICIO	(21,509)	0	(63,466)	(1)
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,591,633)	100	(7,584,975)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,131,348)	94	(7,124,690)	94
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(460,285)	6	(460,285)	6
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS | TRIMESTRE: 4 | AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s72	CAPITAL DE TRABAJO	403,890	494,568
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	82,679	93,659
s74	NUMERO DE FUNCIONARIOS (*)	15	18
s75	NUMERO DE EMPLEADOS (*)	1,143	1,111
s76	NUMERO DE OBREROS (*)	4,518	4,633
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004 — CONSOLIDADO

DICTAMINADO — (MILES DE PESOS) — Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,840,992	100	6,934,805	100
r02	COSTO DE VENTAS	5,690,387	83	5,787,351	83
r03	RESULTADO BRUTO	1,150,605	17	1,147,454	17
r04	GASTOS DE OPERACION	783,296	11	857,955	12
r05	RESULTADO DE OPERACION	367,309	5	289,499	4
r06	COSTO INTEGRAL DE FINANCIAMIENTO	183,727	3	148,837	2
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	183,582	3	140,662	2
r08	OTROS GASTOS Y PRODUCTOS (NETO)	31,472	0	126,406	2
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	152,110	2	14,256	0
r10	PROVISIONES PARA IMPUESTOS Y PTU	166,784	2	187,831	3
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(14,674)	0	(173,575)	(3)
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	2,517	0	6,225	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	(12,157)	0	(167,350)	(2)
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	6,480	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(12,157)	0	(173,830)	(3)
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(7,997)	0	(140,836)	(2)
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	(4,160)	0	(32,994)	0
r19	RESULTADO NETO MINORITARIO	17,349	0	30,472	0
r20	RESULTADO NETO MAYORITARIO	(21,509)	0	(63,466)	(1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,840,992	100	6,934,805	100
r21	NACIONALES	2,365,635	35	2,021,412	29
r22	EXTRANJERAS	4,475,357	65	4,913,393	71
r23	CONVERSION EN DOLARES (***)	616,821	9	580,154	8
r06	COSTO INTEGRAL DE FINANCIAMIENTO	183,727	100	148,837	100
r24	INTERESES PAGADOS	377,736	206	330,456	222
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	16,199	9	8,339	6
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(110,710)	(60)	4,824	3
r28	RESULTADO POR POSICION MONETARIA	(67,100)	(37)	(178,104)	(120)
r10	PROVISIONES PARA IMPUESTOS Y PTU	166,784	100	187,831	100
r32	I.S.R. - IMPAC CAUSADO	48,255	29	64,922	35
r33	I.S.R. - IMPAC DIFERIDO	89,872	54	96,052	51
r34	P.T.U. CAUSADA	19,790	12	22,693	12
r35	P.T.U. DIFERIDA	8,867	5	4,164	2

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	7,244,674	7,163,960
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	6,840,992	6,934,805
r39	RESULTADO DE OPERACIÓN (**)	367,309	289,499
r40	RESULTADO NETO MAYORITARIO (**)	(21,509)	(63,466)
r41	RESULTADO NETO (**)	(4,160)	(32,994)
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	334,495	392,987

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2005 Y 2004

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,713,705	100	1,792,392	100
rt02	COSTO DE VENTAS	1,397,784	82	1,510,055	84
rt03	RESULTADO BRUTO	315,921	18	282,337	16
rt04	GASTOS DE OPERACION	193,968	11	229,226	13
rt05	RESULTADO DE OPERACION	121,953	7	53,111	3
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	52,952	3	(24,040)	(1)
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	69,001	4	77,151	4
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	46,979	3	11,682	1
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	22,022	1	65,469	4
rt10	PROVISIONES PARA IMPUESTOS Y PTU	38,587	2	151,776	8
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(16,565)	(1)	(86,307)	(5)
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	984	0	3,115	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	(15,581)	(1)	(83,192)	(5)
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	(19,338)	(1)
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(15,581)	(1)	(63,854)	(4)
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	48	0	(4,686)	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	(15,629)	(1)	(59,168)	(3)
rt19	RESULTADO NETO MINORITARIO	23,652	1	(8,505)	0
rt20	RESULTADO NETO MAYORITARIO	(39,281)	(2)	(50,663)	(3)

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL

SANLUIS CORPORACION, S. A. DE C. V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,713,705	100	1,792,392	100
rt21	NACIONALES	731,938	43	544,211	30
rt22	EXTRANJERAS	981,767	57	1,248,181	70
rt23	CONVERSION EN DOLARES (***)	159,934	9	157,136	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	52,952	100	(24,040)	100
rt24	INTERESES PAGADOS	105,848	200	93,854	(390)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	4,429	8	1,839	(8)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(23,254)	(44)	(53,530)	223
rt28	RESULTADO POR POSICION MONETARIA	(25,213)	(48)	(62,525)	260
rt10	PROVISIONES PARA IMPUESTOS Y PTU	38,587	100	151,776	100
rt32	I.S.R. - IMPAC CAUSADO	10,616	28	40,521	27
rt33	I.S.R. - IMPAC DIFERIDO	19,515	51	104,146	69
rt34	P.T.U. CAUSADA	858	2	3,686	2
rt35	P.T.U. DIFERIDA	7,598	20	3,423	2

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS

TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	87,560	105,155

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V. ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004

DICTAMINADO

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	(4,160)	(32,994)
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	485,729	556,377
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	481,569	523,383
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	229,709	275,980
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	711,278	799,363
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(470,299)	(618,969)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	(1,396)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(470,299)	(620,365)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(103,518)	(189,944)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	137,461	(10,946)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	174,289	185,235
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	311,750	174,289

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V. ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

DICTAMINADO (MILES DE PESOS) Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	485,729	556,377
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	334,495	392,987
c41	+ (-) OTRAS PARTIDAS	151,234	163,390
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	229,709	275,980
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	53,309	(172,245)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	103,642	(131,849)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	129,423	314,414
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(89,148)	273,967
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	32,483	(8,307)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(470,299)	(618,969)
c23	+ FINANCIAMIENTOS BANCARIOS	(265,559)	(214,540)
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(201,119)	(397,072)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(3,621)	(7,357)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	(1,396)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	(1,396)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(103,518)	(189,944)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(89,890)	(172,419)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(13,628)	(17,525)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

DATOS POR ACCION

DICTAMINADO INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(0.07)		$	(0.26)	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(0.04)		$	(0.69)	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.03	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(0.03)		$	(0.58)	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	3.79		$	3.77	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.01	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.89	veces		0.80	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(45.30)	veces		(14.17)	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

RAZONES Y PROPORCIONES

DICTAMINADO CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	(0.06)	%	(0.47)	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	(1.95)	%	(5.63)	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	(0.05)	%	(0.41)	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	6.31	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1,612.98)	%	(539.81)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.91	veces	0.86	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	1.59	veces	1.46	veces
p08	ROTACION DE INVENTARIOS(**)	11.33	veces	9.55	veces
p09	DIAS DE VENTAS POR COBRAR	38.72	dias	40.60	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.16	%	9.24	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	61.02	%	62.47	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	1.56	veces	1.66	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	91.95	%	92.93	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	64.14	%	67.52	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	0.97	veces	0.87	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.50	veces	1.38	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.24	veces	1.28	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.94	veces	0.93	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.45	veces	0.44	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	18.86	%	9.95	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	7.03	%	7.54	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	3.35	%	3.97	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.88	veces	2.41	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	99.77	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	0.22	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	86.83	%	90.77	%

(**) INFORMACION ULTIMOS DOCE MESES

Informe a la Asamblea Ordinaria de Accionistas

Señores Accionistas:

En nombre del Consejo de Administración me permito presentar a ustedes el Informe sobre los resultados y operaciones de SANLUIS Corporación S. A. de C. V. y sus empresas subsidiarias (SANLUIS) correspondiente al ejercicio que terminó el 31 de Diciembre de 2005.

En 2005, las ventas consolidadas de SANLUIS ascendieron a $616.8 millones de dólares, superando en 6% a las del año anterior, y alcanzando niveles récord. De 1995 a 2005, las ventas de SANLUIS han crecido a una tasa anual compuesta de 17%.

El aumento de ventas en 2005 se debió a un 13% de mayores ventas en SANLUIS Rassini Suspensiones que representaron el 83% del total, por mayor volumen tanto en Norteamérica como en Brasil, a la vez que por mejores precios de venta como resultado de mezcla de productos y lanzamiento de nuevas plataformas. Este aumento se vio parcialmente compensado por una caída en ventas de SANLUIS Rassini Frenos del 16% contra 2004, debido a la terminación anticipada de la vida útil de una importante plataforma automotriz cuyo menor volumen esperamos recuperar por nuevos contratos en mano que impactarán favorablemente a partir de 2007.

A raíz del importante aumento en el precio del acero utilizado por SANLUIS Rassini Suspensiones, que subió 54% y 73% en Norteamérica y Brasil respectivamente de 2003 a 2005, y después de intensas negociaciones con nuestros clientes, logramos el apoyo de los mismos para aumentar los precios de venta de nuestros productos reflejando el total del aumento de los precios del acero en forma permanente. Esta exitosa negociación se debió al hecho de haber podido demostrar ante nuestros clientes el importante impacto que el precio del acero tiene en nuestros costos, al ser nuestra principal materia prima, y también al hecho de que nuestros clientes consideran a SANLUIS como un proveedor esencial en su cadena productiva.

Ante los aumentos de precio del acero y otros componentes; de la chatarra de hierro para fundición, que en 2005 tuvo un alza de 21% y 93% desde 2001; del gas natural que en 2005 subió 34% y 108% desde 2001; de la energía eléctrica cuyo precio subió 28% en 2005 y 104% desde 2001; y del creciente aumento en precio del transporte de carga, hemos mantenido la permanente aplicación de la mejora continua en todas nuestras operaciones, lo que ha dado por resultado sostenidos aumentos en productividad, reducción de mermas, de consumo unitario de electricidad y gas natural, optimización en la utilización de los equipos físicos y humanos, y reducción de costos de operación y administración que permitieron sostener nuestro liderato en competitividad global.

Todo ello con una constante atención a la mejora tecnológica, a la alta calidad y a la excelencia en el servicio a clientes. En 2005 el índice de calidad de producto terminado en nuestras plantas fue menor de 4 piezas defectuosas por millón de piezas entregadas, lo que refleja niveles de excelencia a nivel mundial.

En 2005, la utilidad de operación más depreciación, o UAFIRDA, ascendió a $63.3 millones de dólares, ó 10.8% superior a la de 2004, con lo que se logró un margen operativo de 10.3% a ventas contra 9.8% en 2004. Este aumento se debió a mayor volumen y mejores precios de venta en el negocio de Suspensiones, y menores gastos de operación en todos los negocios, conteniendo las presiones sobre los costos ya comentadas, además de absorber un impacto negativo como exportador neto, por $5.3 millones de dólares contra 2004 causado por la revaluación de 4.5% del peso mexicano contra el dólar estadounidense en 2005, y a pesar de una caída en la utilidad respectiva de SANLUIS Rassini Frenos de 54%, por el menor volumen de ventas.

A pesar de la mayor UAFIRDA reportada, el resultado después de gastos financieros es prácticamente igual al año anterior debido al incremento en las tasas de interés internacionales. Por otra parte, la revaluación del peso vs. el dólar durante el año, genera una ganancia cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con las ganancias monetarias sobre la posición pasiva neta de la empresa y las utilidades realizadas en las compras a descuento de parte de la deuda pendiente de reestructura a nivel de la empresa Tenedora, producen finalmente una pérdida neta en 2005 de US$(1.9) millones que compara favorablemente contra la pérdida de US$(5.3) millones reportada en 2004.

Sin embargo, en términos de generación de efectivo, SANLUIS logró en 2005 mejorar el Flujo Bruto de Operación en 26% sobre 2004, alcanzando $65.3 millones de dólares gracias a una importante mejora en el flujo del negocio de Suspensiones que compensó la caída en el negocio de Frenos, apoyándose en una importante reducción de inventarios de materia prima y optimización del Capital de Trabajo. Consecuentemente, la disponibilidad de Efectivo al final de 2005 superó en 93% los saldos al año anterior en términos de dólares.

En el año, se cumplieron todas las condiciones de nuestros créditos, mismos que se redujeron en $19.1 millones de dólares en 2005, y se negoció un cambio en el calendario de amortización de principal de los créditos a cargo de empresas de SANLUIS Rassini Suspensiones, extendiendo un año y medio el plazo total y ajustando el programa de pagos para replicar la estacionalidad de los flujos de efectivo de este negocio.

Aunque la industria automotriz a nivel mundial, a lo largo de toda la cadena de suministro, ha experimentado un ambiente crecientemente complicado con sobrecapacidad de producción, importantes incrementos en costos, crecientes pasivos por obligaciones laborales, y presiones crediticias que limitan el acceso a fuentes de financiamiento a costos razonables, el avance de SANLUIS para recuperar los niveles de rentabilidad que aseguren su permanencia a largo plazo y la creación de valor para sus accionistas, no se ha detenido.

La empresa ha reforzado su posición de liderazgo en el mercado de Muelles para camiones ligeros en Norteamérica, segmento que representa el 53% del volumen total de vehículos ligeros vendidos en los Estados Unidos logrando un 90% de participación de mercado, así como un 60% de participación en el mercado de Suspensiones en Brasil.

Adicionalmente, la calidad de nuestros productos, liderazgo tecnológico y nuestra sostenida competitividad mundialmente comprobada, no sólo nos han favorecido para obtener una mayor participación de mercado en el negocio de Suspensiones, sino que nos han posicionado muy favorablemente también en el negocio de Frenos, al confirmarnos como una de las operaciones integradas de fundición de hierro gris y maquinado más competitivas y de mayor calidad en Norteamérica.

Las condiciones anteriores nos han permitido renovar en favorables condiciones de precio, importantes contratos de venta que llegaron a su término a finales de 2005. Tales contratos empezarán a surtirse a lo largo del 2006 llegando a su máximo nivel esperado de ventas en 2007, continuando así nuestro avance para recuperar los niveles de rentabilidad previos a los desajustes generados por la severa recesión automotriz de 2000-2002, y del alza en los precios de materias primas y energéticos a nivel mundial.

Estamos confiados que con las medidas tomadas hasta el momento seguiremos manteniendo nuestra posición de liderazgo dentro del segmento de Suspensiones y creciente participación en el negocio de Frenos, en la región NAFTA y el área MERCOSUR, lo que aunado a la amplia gama de clientes a quienes servimos en estas regiones del mundo como: General Motors, Toyota, Ford, DaimlerChrysler, Mercedes Benz, Nissan, Volkswagen, BMW, Scania, Honda, Mitsubishi y Hyundai entre otros, nos servirá de plataforma para orientar el crecimiento del negocio de Suspensiones hacia una mayor presencia global, y el crecimiento del negocio de Frenos hacia una base más diversificada de clientes, con una mezcla de productos de mucho mayor valor agregado.

En esta dirección, hemos establecido una oficina técnica en Stuttgart, Alemania, y oficinas de representación en Japón, Corea del Sur y China, que nos permitirán conocer más de cerca las oportunidades en esos mercados y estrechar relaciones con clientes y proveedores, actuales y potenciales, radicados en esos sitios.

Con el objeto de responder a los cambios estructurales que implica nuestra creciente globalización, nos dimos a la tarea de adecuar nuestra cultura redefiniendo la Misión, Visión y Valores, para que SANLUIS Rassini se identifique como una empresa global. Establecer la Misión y Visión es una responsabilidad de la alta Dirección y la ratificación de los Valores de todo su personal, pilar fundamental de SANLUIS Rassini.

Actualmente en SANLUIS Rassini laboran un total de 5,700 personas sumando sus operaciones en México, Estados Unidos y Brasil.

Los diagnósticos operacionales que efectuamos en las diferentes unidades de negocio concluyeron que las mismas están en condiciones óptimas de rendimiento, y cumplen con las normas de seguridad, protección ambiental y salud ocupacional, cubriendo así nuestro compromiso social, y nuestro compromiso con clientes y accionistas.

Continuamos manteniendo nuestras organizaciones lo más esbeltas posibles, con flexibilidad operacional y costos fijos bajos, lo que implica un continuo desarrollo de nuestro personal, a quien proporcionamos las competencias laborales necesarias que le permitan cumplir eficientemente con sus funciones.

Señores Accionistas:

Los importantes avances alcanzados en 2005, nuestra competitividad global aunada a nuestra tecnología, calidad y servicio de excelencia, nos permite augurar que sostendremos y mejoraremos continuamente nuestra posición como el mayor productor de muelles automotrices del mundo y el mejor proveedor de soluciones a nuestros clientes automotrices en Suspensiones y Frenos, consolidando así nuestras posiciones de liderazgo y crecimiento global en dichos mercados.

Ello habrá de reflejarse en el cumplimiento de nuestro objetivo primario de crear valor para nuestros Accionistas con una creciente generación de efectivo, mejor rentabilidad y optimización financiera.

Atentamente,

Ing. Antonio Madero Bracho
Presidente Ejecutivo del Consejo de Administración

México, D.F. Abril 25, 2006

SANLUIS RASSINI SUSPENSIONES

NORTEAMÉRICA

A lo largo de 2005 mantuvimos el liderazgo en el diseño y producción de muelles en el mercado norteamericano de camionetas pickup. Hoy en día, ocho de las diez camionetas más vendidas en Norteamérica utilizan componentes de suspensión de SANLUIS Rassini.

Nuestra capacidad de respuesta para proveer soluciones a los clientes, así como la infraestructura tecnológica con que contamos nos permitieron, una vez más, lanzar exitosamente diversos productos para 8 nuevas plataformas de resortes y muelles. Adicionalmente, obtuvimos nuevos contratos para proveer muelles y resortes helicoidales que representan $35.3 millones de dólares anuales de nuevos negocios, a la vez que retuvimos negocios de plataformas rediseñadas por un total de $65 millones de dólares anuales.

Asimismo, en un tiempo muy corto y de manera exitosa reemplazamos a dos proveedores de equipo original localizados en Asia que anteriormente abastecían a uno de nuestros clientes.

Estos logros contribuyeron a un nivel de ventas de $392.3 millones de dólares, 6% superior respecto al año anterior.

El incremento sin precedentes en el precio del acero a partir del último trimestre del 2004, continuó a lo largo de 2005. El apoyo que recibimos de nuestros clientes al respecto, fue clave para hacer frente a este reto.

En el 2005 intensificamos el análisis de oportunidades de negocio en Asia y en el Este de Europa. Confiamos que durante los próximos años tendremos una presencia en esas regiones que nos convierta, definitivamente, en proveedor global de nuestra amplia base de clientes.

Con objeto de incrementar nuestra competitividad, continuamos con un agresivo plan de reducción de costos en nuestras plantas y de este modo compensar, aunque sea parcialmente, los incrementos en los costos de los energéticos y de otros insumos.

En Piedras Negras, Coahuila, hemos implantado 290 iniciativas de mejora a los procesos (kaisen, por su nombre en japonés) en la planta Muelles 1, lo que se refleja en una reducción del 8% en el consumo de energéticos; una disminución del 10.5% en desperdicio y un incremento del 4% en productividad.

En la planta Muelles 2 implementamos más de 230 mejoras que nos ayudaron a mantener el costo unitario de producción dentro de parámetros, mejorando los indicadores clave, como son el consumo de energéticos por tonelada procesada que disminuyó en un 6.5%, y el desperdicio en 6.3%. Estas acciones ayudaron a amortiguar parcialmente el efecto negativo de fortalecimiento del tipo de cambio y el incremento substancial en el costo del gas natural.

Siguiendo las nuevas tendencias tecnológicas que demanda la industria, instalamos en la planta de Resortes dos máquinas despalmadoras y una línea de acabados para aplicación de pintura Tipo IV. Asimismo, implantamos 130 mejoras que permitieron un incremento del 18% en productividad, así como una disminución del 4.5% en el consumo de energéticos.

En la planta de Barras de torsión aplicamos 83 mejoras al proceso, mismas que contribuyeron a la disminución en la generación interna de chatarra, a una disminución del 7.5% en el consumo de gas, así como una mejora en la productividad del 20%. Todo ello nos permitió mantener los costos de producción similares a los del 2004.

En Xalostoc, Estado de México, continuamos fortaleciendo el Centro de Productividad Total en sus tres áreas correspondientes, Equipos de Alta Productividad, equipos Seis Sigma y cultura de trabajo en equipo con la metodología de OCM, Operadores de Clase Mundial.

Mediante la ejecución de varias iniciativas incrementamos la productividad en 11%, y disminuimos el consumo de energía eléctrica y de gas en 3% y 4% respectivamente. También logramos una reducción del desperdicio interno en 12%.

La planta de Montpelier, Ohio, incrementó en un 25% la producción de piezas por hora; disminuyó en un 20% el consumo de gas y en un 40% el de energía eléctrica por tonelada procesada. También redujo en un 30% la generación interna de chatarra. Dichas mejoras nos permitirán enfrentar sin contratiempos los volúmenes incrementales de producción para el 2006.

BRASIL

Hace 10 años adquirimos en sociedad con NHK Spring, de Japón, dos empresas de componentes de suspensiones en Brasil, incrementando con ello nuestra presencia en el continente americano.

Durante el año que se reporta, el volumen de producción de muelles ascendió a 1.2 millones de piezas, 4% por encima de 2004. El crecimiento más importante lo obtuvimos en el segmento de equipo original con un 14%, y en las exportaciones con un 36%, cifras récord en la historia de Rassini NHK Autopeças (RNA).

En el segmento de resortes helicoidales, tuvimos un incremento del 10% al llegar a 3 millones de piezas. El alza más importante la obtuvimos en el mercado para equipo original, cuyo crecimiento fue del 27% respecto al año pasado. Las ventas al mercado de repuesto de resortes permanecieron estables al igual que en el caso de muelles.

Este año se caracterizó, entre otras cosas, por precios de venta relativamente estables y por una reducción en los gastos de administración y ventas, así como de logística. RNA aceleró diversos programas de mejora continua y puso en marcha una línea de despalme parabólico, incrementando con ello nuestra capacidad de producción de muelles más sofisticadas.

SANLUIS RASSINI FRENOS

Registró ventas en 2005 por $106.4 millones de dólares, reflejando una caída de 16% contra el año anterior, debido principalmente a las bajas ventas de nuestros clientes Ford y General Motors en el subsegmento de mercado de los SUV´s. No obstante ello, seguimos participando en las plataformas más exitosas en dicha categoría.

Durante 2005 obtuvimos la asignación de seis nuevas plataformas para proveer discos a General Motors, Ford y DaimlerChrysler a partir de 2007. También logramos dos plataformas para abastecer discos y castings a la empresa alemana Bosch, misma que se integra por primera ocasión a nuestra diversificada base de clientes. En este año desarrollamos nuevos productos de fundición carcazas para embragues que son utilizados en vehículos pesados que le proveemos a Eaton y Sachs. En la misma tendencia de desarrollar nuevos productos, ingresamos al segmento de vehículos pesados mediante la proveeduría de mazas y rotores a partir del año 2006.

Adicionalmente, logramos tres nuevas plataformas en conjunto con nuestro socio tecnológico Brembo; específicamente una para Volkswagen, otra para BMW, y una más para Renault. También lanzamos exitosamente otras plataformas, algunas de ellas catalogadas como de alto desempeño; una, la obtuvimos al ofrecer una satisfactoria solución técnica ante un problema de ruido en el sistema de frenos, y otra por nuestra capacidad de respuesta al desarrollar el producto en tan solo cuatro meses.

Los volúmenes de producción en el proceso de fundición fueron de 91,000 toneladas, equivalentes a 7.3 millones de piezas fundidas. Maquinamos 4.6 millones de discos y rotores, cantidad que refleja una disminución del 20% contra el año anterior, debido principalmente a la conclusión del ciclo de vida de una importante plataforma de General Motors, así como a la fuerte caída en ventas del mercado norteamericano en el segmento de los SUVs.

Durante el año 2005 nuestras principales materias primas chatarra y ferro aleaciones continuaron con precios a la alza, registrando los niveles más altos en toda la década. Los incrementos promedio para la compañía fueron del 15.7% en el precio de compra. En electricidad y gas natural, derivado de las condiciones mundiales en los energéticos, tuvimos aumentos en 2005 contra 2004 de punta a punta de 18% y 26%, respectivamente.

Con el objeto de enfrentar dichos factores externos y compensar parcialmente los incrementos en los insumos antes mencionados, aplicamos una serie de mejoras que nos permitieron, por un lado, absorber dichas alzas y por el otro, mejorar nuestra capacidad productiva.

En fundición incrementamos la Efectividad Global del Equipo (EGE) en un 1.1% para alcanzar el 84.9%. Seguimos trabajando fuera de horario pico y mantuvimos nuestro factor de potencia en 98.2%, manteniendo un estricto control de la demanda facturable en kilowatts hora, disminuyéndolos por tonelada producida en 1.6%, comparado contra el año anterior.

En el área de corazones para piezas fundidas, desarrollamos un proceso basado en arena nacional de menor costo que sustituye a la importada hasta en un 57%. En esta misma área, también mediante mejoras en el proceso, logramos reducir el consumo de gas natural en un 21%.

Debido a las eficiencias y mejoras en los procesos productivos mejoramos la flexibilidad de nuestra planta, lo que nos permitió desarrollar más de 70 prototipos de nuevos números de parte en tiempos récord de 2 semanas en promedio. Aún con este gran volumen de nuevos desarrollos, mantuvimos los rechazos de fundición en el orden del 3%, logrando así un nivel de clase mundial.

El rechazo interno en maquinado alcanzó el nivel de 0.91%, el cual representa una disminución del 28% comparado contra el año anterior. Dicho nivel es récord en la historia de SANLUIS Rassini Frenos.

La Efectividad Global del Equipo de Maquinado (EGE) registró nuevamente una mejora anual del desempeño al incrementar 1.6%, alcanzando de esta forma un promedio anual de 88.5%. Como parte de nuestra estrategia para mantenernos como una empresa de clase mundial, aplicamos mejoras a los procesos productivos de maquinado, en donde modificamos 12 líneas de producción para que cada una pueda ser operada por un sólo trabajador. También iniciamos el proceso de maquinado de mazas destinadas para General Motors.

Durante el año 2005 iniciamos internamente el proceso de pintura con dos nuevas líneas que poseen tecnología de punta y una capacidad de producción de 5.2 millones de piezas por año. Esta inversión nos permitió disminuir costos e incrementar sustancialmente la calidad de nuestros productos.

Los esfuerzos de mejora continua que llevamos a cabo en forma permanente continúan dando frutos, no sólo en productividad y reducción de costos, sino en un permanente avance en nuestro sistema de calidad total. En 2005 nuestro índice de calidad llegó a sólo 4 piezas defectuosas por millón, representando una mejoría del 20% contra el indicador del año anterior. Este es otro récord en la historia de SANLUIS Rassini Frenos.

Otro reto más que afrontamos satisfactoriamente durante el 2005, fue el trabajar y formar una organización horizontal con una constante mejora de sus procesos productivos y administrativos, lo que nos permitió obtener una sustancial reducción en el total de costos fijos en 10% comparada contra el año 2004.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2005 Y DE 2004

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (80% en 2005 y 85% en 2004) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co-Inter, S.A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S.A. de C.V.	100
SANLUIS Rassini Autopartes, S.A. de C.V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S.A. de C.V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S.A. de C.V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	50.1
Rassini Torsion Bars, S.A. de C.V.	Manufactura y venta de barras de torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS, Developments, LLC	100

SANLUIS Developments, LLC	Tenedora de Fundimak, S.A. de C.V.	47.6
Fundimak, S.A. de C.V. y subsidiarias(Rassini Frenos, S.A. de C.V. e Inmobiliaria Rassini, S.A. de C.V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6
Asociada:		
Brembo Rassini, S.A. de C.V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La utilidad (pérdida) por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año. La compañía mantiene su efectivo e inversiones temporales con instituciones financieras reconocidas e históricamente no ha experimentado alguna pérdida por la concentración del riesgo de crédito.

Las inversiones en valores incluyen inversiones en títulos de deuda y de capital, y se clasifican de acuerdo con la intención de su uso que la Administración les asigna al momento de su adquisición en: títulos de deuda para conservar al vencimiento, instrumentos financieros con fines de negociación e instrumentos financieros disponibles para su venta. Al 31 de diciembre de 2005 y de 2004 la compañía tiene instrumentos financieros con fines de negociación, los cuales se registran inicialmente a su costo de adquisición y posteriormente se valúan a su valor de mercado, el cual se asemeja a su valor razonable. Las diferencias por valuación de estos instrumentos al cierre de cada período se registran en los resultados del año al que correspondan.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín C-2 Instrumentos Financieros, el cual establece que los efectos por valuación de los instrumentos disponibles para su venta, se registren como una partida de la utilidad integral dentro del capital contable y se determinen los efectos por deterioro de los instrumentos financieros. La adopción de este boletín no tuvo efecto en los estados financieros que se acompañan.

d. Cuentas por cobrar

Las cuentas por cobrar se reconocen inicialmente al valor pactado originalmente y posteriormente este valor se ajusta disminuyendo la estimación de cuentas incobrables. Esta estimación se registra cuando hay evidencia objetiva de que la compañía no será capaz de cobrar total o parcialmente los montos acordados en los términos originales.

e. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima. Los materiales de operación se valúan a su costo de adquisición. La compañía registra una estimación para inventarios obsoletos o de lento movimiento ante la evidencia de cualquier exceso sobre el valor neto de realización del mismo. Los valores así determinados no exceden al valor de mercado.

El costo de ventas incluye el costo del inventario vendido durante el período, incluyendo los gastos de compra y embarque. El costo de ventas se determina por el método de primeras entradas-primeras salidas.

f. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo menos su depreciación acumulada, los cuales se actualizan como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

Cuando los inmuebles, maquinaria y equipo son vendidos o se dispone de éstos de otra forma, la utilidad o pérdida se reconoce en el estado de resultados por la diferencia entre su valor neto contable y los recursos obtenidos en su disposición.

g. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

h. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

i. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada al 31 de diciembre de 2004. A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín B-7 Adquisiciones de Negocios, consecuentemente, a partir de esa fecha el crédito mercantil ya no se amortiza y su valor está sujeto a pruebas anuales de deterioro. Hasta antes de la adopción el Boletín B-7, el crédito mercantil se amortizaba en línea recta aplicando la tasa de 5% a los saldos actualizados. En el año que terminó el 31 de diciembre de 2004 la amortización del crédito mercantil ascendió a $52,176.

j. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La compañía incluye los efectos diferidos de impuestos relacionados con diferencias temporales registradas directamente en el capital contable en la insuficiencia en la actualización del capital.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

k. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda, y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento. Al 31 de diciembre de 2005 y de 2004 el saldo pendiente de amortizar de estos gastos ascendía a $84,289 y $121,227, respectivamente, y se incluye en otros activos en el balance general consolidado.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín D-3 Obligaciones Laborales, el cual incorpora reglas de valuación, presentación y registro para el reconocimiento de obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración. Estos efectos se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado. El costo neto del período por este tipo de remuneraciones ascendió a $2,524, el cual fue reconocido en los resultados del año. La adopción inicial de dichas adecuaciones generó, un pasivo y un activo por $9,528.

A continuación se resumen los principales datos financieros consolidados de dichos planes.

	Año que terminó el 31 de diciembre de 2005	2004
Obligación por beneficios proyectados	($ 202,800)	($ 171,946)
Activos de los planes a valor de mercado	92,818	98,281
Activo de transición no amortizado	33,633	19,265
Variaciones en supuestos y ajustes no amortizados	27,209	32,385
Pasivo neto proyectado	($ 49,140)	($ 22,015)
Obligación por beneficios actuales	($ 176,461)	($ 153,016)
Activos de los planes a valor de mercado	92,818	98,281
Pasivo neto actual	($ 83,643)	($ 54,735)
Pasivo adicional	($ 38,990)	($ 35,797)
Pasivo neto proyectado	($ 49,140)	($ 22,015)
Pasivo adicional	(38,990)	(35,797)
	($ 88,130)	($ 57,812)
Costo laboral	$ 13,723	$ 12,383
Costo financiero	9,664	7,555
Rendimiento de los activos del plan	(1,074)	(1,119)
Servicios anteriores y modificaciones al plan	391	660
Variaciones en supuestos y ajustes por experiencia	1,923	878
Total costo neto del período	$ 24,627	$ 20,357

Tasas utilizadas en el cálculo de las obligaciones por beneficios y rendimientos del plan:		
Tasa de descuento	5%	5%
Tasa de incremento salarial	2%	2%

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación, se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2005 y de 2004 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

n. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la pérdida de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (289,729,708 en 2005 y 233,880,924 en 2004) (véase Nota 8a.). Al 31 de diciembre de 2005 no existen efectos que deriven de acciones potencialmente dilutivas.

o. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos, el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 8b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

p. (Pérdida) utilidad integral

La (pérdida) utilidad integral está representada por la pérdida neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC (véase Nota 8c.).

q. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

r. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

s. Reclasificaciones

Algunas reclasificaciones han sido efectuadas para adecuar los estados financieros del año anterior a la presentación actual.

t. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, emitido por el IMCP, el cual, además de precisar los criterios de registro, valuación y revelación aplicables a todos los instrumentos financieros derivados, incluyendo ciertos instrumentos derivados implícitos en otros contratos, requiere la evaluación de la efectividad de las coberturas de riesgo sobre flujos de efectivo y sobre la inversión neta en subsidiarias ubicadas en el extranjero y requiere que la posición efectiva de las ganancias o pérdidas de dichos instrumentos, se reconozcan dentro de la utilidad integral. La adopción de este boletín no tuvo efecto importante en los estados financieros que se acompañan.

A partir del 1 de junio de 2004 el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), asumió la responsabilidad de la normatividad contable en México. Como parte de esta responsabilidad y después de un proceso de auscultación, efectuado durante 2004 y 2005, el CINIF emitió diversas Normas de Información Financiera (NIF), las cuales entraron en vigor a partir del 1 de enero de 2006.

Las NIF tienen por objeto la armonización de las normas locales utilizadas por los diversos sectores de nuestra economía y converger en el mayor grado posible con las Normas Internacionales de Información Financiera (NIIF).

Las NIF, cuya adopción se considera no afectará sustancialmente la información financiera, se enlistan a continuación:

NIF A-1 Estructura de las Normas de Información Financiera.
NIF A-2 Postulados básicos.
NIF A-3 Necesidades de los usuarios y objetivos de los estados financieros.
NIF A-4 Características cualitativas de los estados financieros.
NIF A-5 Elementos básicos de los estados financieros.
NIF A-6 Reconocimiento y valuación.
NIF A-7 Presentación y revelación.
NIF A-8 Supletoriedad.
NIF B-1 Cambios contables y correcciones de errores.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$). Excepto que se indique otra denominación, las cifras en esta nota están expresadas en millones de dólares americanos.

La compañía tenía los siguientes activos y pasivos monetarios en monedas extranjeras:

	31 de diciembre de	
	2005	2004
Activos	US$ 120	US$ 101
Pasivos	(387)	(401)
Posición neta corta	(US$ 267)	(US$ 300)

Al 31 de diciembre de 2005 el tipo de cambio fue de $10.7109 por dólar americano ($11.2183 al 31 de diciembre de 2004). Al 10 de febrero de 2006, fecha de emisión de los estados financieros consolidados, la posición en monedas extranjeras de la compañía era similar a la del 31 de diciembre de 2005 y el tipo de cambio fue de $10.4803 por dólar americano. La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, y durante los años terminados el 31 de diciembre de 2005 y de 2004 incurrió en utilidad (pérdida) cambiaria de $110,710 y ($4,824), respectivamente.

La compañía tenía la siguiente posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en monedas extranjeras:

	31 de diciembre de	
	2005	2004
Inventarios	US$ 21	US$ 27
Maquinaria y equipo	US$ 208	US$ 226

Las exportaciones e importaciones de bienes y servicios efectuadas por la compañía (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos por intereses en moneda extranjera, se muestran a continuación:

	Año que terminó el 31 de diciembre de	
	2005	2004
Exportaciones de mercancías	US$ 401	US$ 414
Importaciones de materias primas, componentes y refacciones	(154)	(163)
Intereses pagados	(16)	(12)
Neto	US$ 231	US$ 239

NOTA 4 - INVENTARIOS:

	31 de diciembre de 2005	2004
Productos terminados	$ 167,978	$ 167,582
Materias primas y materiales de operación	334,917	440,142
	502,895	607,724
Estimación para inventarios de lento movimiento	(946)	(2,133)
	$ 501,949	$ 605,591

NOTA 5 - INMUEBLES, MAQUINARIA Y EQUIPO:

	31 de diciembre de 2005	2004
Terrenos, edificios y construcciones	$ 1,236,377	$ 1,247,783
Maquinaria y equipo	5,382,268	5,523,447
Equipo de transporte, mobiliario y equipo	179,353	180,781
	6,797,998	6,952,011
Depreciación acumulada	(2,659,361)	(2,439,907)
	4,138,637	4,512,104
Construcciones en proceso	111,420	157,533
Equipo fuera de uso	38,979	54,372
	$ 4,289,036	$4,724,009

NOTA 6 - DEUDA A CORTO Y LARGO PLAZO:

La deuda de la compañía se analiza a continuación:

	31 de diciembre de 2005	2004
Deuda del Grupo Suspensiones	$ 2,095,523	$2,472,219
Emisión de obligaciones con vencimiento en 2010	627,608	627,820
Crédito simple de Fundimak	200,829	274,828
Otros financiamientos pagaderos en dólares	182,436	201,827
Total	3,106,396	3,576,694
Menos:		
Deuda a corto plazo	71,549	80,772
Porción a corto plazo de la deuda a largo plazo	283,527	305,804
	355,076	386,576
Deuda a largo plazo	$ 2,751,320	$ 3,190,118

Los vencimientos de la deuda al 31 de diciembre de 2005 se muestran a continuación:

2006	$ 355,076
2007	322,109
2008	447,810
2009	382,915
2010 en adelante	1,598,486
	$ 3,106,396

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de diciembre de 2005 la deuda del Grupo Suspensiones asciende a $2,095,523 (US$195.7 millones) y se divide en un Bloque A por $1,491,716 (US$139.3 millones) y un Bloque B por $603,807 (US$56.4 millones). Conforme al contrato original el Bloque A se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque B es pagadero totalmente en diciembre de 2008.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

Como resultado de la escasez mundial de acero el precio de éste ha experimentado incrementos sin precedentes durante 2004 y 2005, lo que ha aumentado significativamente los costos de la compañía. Esto motivó que al 31 de diciembre de 2004 el Grupo Suspensiones no cumpliera con la razón financiera de Deuda total a EBITDA (como se define en el RCA), sin embargo, el 31 de marzo de 2005, se obtuvo de los bancos acreedores el consentimiento para dispensar dicho incumplimiento por los trimestres terminados el 31 de diciembre 2004 y 31 de marzo 2005 a cambio de ciertos compromisos de apoyo financiero de SANLUIS al Grupo Suspensiones, que no afectarían la situación financiera consolidada de SANLUIS.

La compañía y sus bancos acreedores efectuaron un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, por lo que el 27 de julio de 2005, se firmó un convenio modificatorio Amendment Agreement con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones replicando la estacionalidad en los ingresos que le es común a la industria automotriz, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original para adecuarlas a las nuevas condiciones acordadas con los bancos acreedores.

Este financiamiento seguirá causando intereses a la Eurodollar Rate más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

Al 31 de diciembre de 2005 la compañía cumple con las restricciones establecidas por este crédito.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2005 el saldo principal insoluto de estas obligaciones, incluyendo los intereses capitalizados asciende a $627,608 (US$58.6 millones).

Crédito simple de Fundimak

El 28 de junio de 2004, Fundimak obtuvo un crédito simple a plazo determinado con Comerica Bank México, S. A. por US$25 millones. El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos e Inmobiliaria Rassini, S. A. de C. V. en su carácter de obligados solidarios.

Como consecuencia de un menor volumen de ventas debido a la esperada contracción en ciertas plataformas automotrices que están llegando al final de su ciclo de producción; y del incremento de precios en la chatarra de fierro para fundición; se generó un efecto desfavorable en los resultados de la compañía, incumpliendo en el segundo y tercer trimestre de 2005 las razones de cobertura de intereses y apalancamiento establecidas para este crédito. En septiembre y diciembre de ese año se obtuvieron las dispensas correspondientes y se acordaron nuevos parámetros para estas razones financieras.

Al 31 de diciembre de 2005 el saldo pendiente de pago asciende a $200,829 y sus vencimientos se resumen a continuación:

Año	Importe
2006	$ 53,555
2007	53,555
2008	53,555
2009	40,164
	$ 200,829

Durante 2004 y 2005 la compañía ha adquirido deuda a descuento correspondiente a los otros financiamientos pagaderos en dólares. Algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de los acreedores. Las utilidades por este concepto se muestran en los estados consolidados de resultados como pérdidas extraordinarias.

NOTA 7 - COSTO INTEGRAL DE FINANCIAMIENTO:

El costo integral de financiamiento se integra como sigue:

	Año que terminó el 31 de diciembre de	
	2005	2004
Gastos y otros cargos financieros	($ 420,829)	($ 378,617)
Productos financieros	16,199	8,338
Utilidad (pérdida) cambiaria - Neta	110,710	(4,824)
Utilidad por posición monetaria	67,100	178,104
	($ 226,820)	($ 196,999)

NOTA 8 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria

Al 31 de diciembre de 2005 el capital social está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
A	147,762,156
B	70,983,776
C	70,983,776
	289,729,708

Las acciones de la Serie A (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie B tienen derechos de voto pleno. Las acciones de la Serie C no tienen derecho a voto.

Para efectos de cotización en el mercado de valores de México, la compañía ha emitido Certificados de Participación Ordinarios (CPOs), que amparan cada uno de ellos una acción de la Serie A (CPOs - A), y las acciones de las Series B y C cotizan en el mercado bajo CPOs que amparan cada uno de ellos una acción de la Serie B y una acción de la Serie C (CPOs - BC).

En Asamblea General Extraordinaria de Accionistas celebrada el 26 de noviembre de 2004 se autorizó:

1. El pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, al que tenían derecho las 40,097,706 acciones de la Serie D, las cuales se convirtieron en esa misma fecha en igual número de acciones de la Serie A. El dividendo ascendió a $1,396, equivalente a $0.034 por acción.

2. Aumentar la parte fija del capital social en $6,144, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie B y 30,886,070 de la Serie C, las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie B y de 0.1354904567 de acción Serie C por cada una de las acciones de la Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de las Series B y C se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811 acciones en circulación de que los accionistas eran tenedores.

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie B de SISA, si la compañía no liquida el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurre algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2005 el saldo del principal asciende a $890,785 (véase Nota 2o.).

c. (Pérdida) utilidad integral

La (pérdida) utilidad integral se analiza a continuación:

	Año que terminó el 31 de diciembre de	
	2005	2004
Pérdida de los accionistas mayoritarios	($ 21,508)	($ 63,466)
Resultado por tenencia de activos no monetarios	(78,478)	275,793
Efecto de impuestos diferidos registrados directamente en el capital contable	71,820	(22,014)
Utilidad de los accionistas minoritarios	17,349	30,473
Otros efectos correspondientes a los accionistas minoritarios	(88,312)	(167,792)
(Pérdida) utilidad integral consolidada	($ 99,129)	$ 52,994

NOTA 9 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

Este rubro se integra como sigue:

	Año que terminó el 31 de diciembre de	
	2005	2004
ISR	$ 48,987	$ 58,445
ISR diferido	98,007	100,216
IA		6,477
PTU	19,790	22,693
	$ 166,784	$ 187,831

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2005 corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil que no se incorpora en el esquema de consolidación fiscal. El ISR corriente de 2004 está representado principalmente por la parte no consolidable fiscalmente del impuesto causado por Suspensiones Rassini, S. A. de C. V., así como por el impuesto a cargo de la subsidiaria de Brasil.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. Hasta el 31 de diciembre de 2004, el régimen de consolidación fiscal limitaba la consolidación a un 60% de la participación accionaria, sin embargo, de acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta (LISR) aprobadas el 13 de noviembre de 2004, a partir de 2005 la participación consolidable para efectos fiscales es al 100%.

Como resultado de las modificaciones a la LISR, aprobadas el 13 de noviembre de 2004, la tasa del ISR será del 29% y 28%, en 2006 y 2007, respectivamente.

A continuación se muestran los efectos de las principales diferencias temporales sobre las que se reconocen impuestos diferidos:

	31 de diciembre de	
	2005	2004
Pasivo por impuestos diferidos:		
Inventarios	$ 17,871	$ 27,011
Inmuebles, maquinaria y equipo	541,526	610,421
Otros activos	10,779	19,348
	570,176	656,780
Activo por impuestos diferidos:		
Pérdidas fiscales por amortizar	784,272	905,755
IA por recuperar		30,339
Provisiones de pasivo	57,535	29,796
Otros	26,005	4,807
	867,812	970,697
Activo por impuestos diferidos Neto	$ 297,636	$ 313,917

Durante el ejercicio terminado el 31 de diciembre de 2005 la compañía no tuvo base para IA consolidado. Durante el ejercicio terminado al 31 de diciembre de 2004 la compañía determinó un IA consolidado de $10,058, el cual se eliminó en su totalidad por haber ejercido la opción de la deducción inmediata de activos fijos. El importe cargado a los resultados del año terminado el 31 de diciembre de 2004 por $6,477, representa la proporción no consolidable fiscalmente pagada a las autoridades hacendarias.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 10 - COMPROMISOS:

a. Arrendamiento operativo de Rassini Frenos

Rassini Frenos celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones, con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

Durante 2004 Rassini Frenos celebró otro contrato de arrendamiento de maquinaria y equipo con valor de US$2.1 millones, con un plazo forzoso de cinco años contados a partir del 1 de noviembre de 2004.

A continuación se incluye un análisis de las rentas e intereses futuros convenidos en ambos contratos:

Año que terminará el 31 de diciembre de	Importe
2006	$ 52,216
2007	52,794
2008	52,355
2009	2,367
Total de pagos mínimos requeridos	$ 159,732

Los costos totales de renta de los años terminados el 31 de diciembre de 2005 y de 2004 ascendieron a $34,594 y $30,766, respectivamente.

b. Arrendamiento financiero de Rassini

Rassini celebró un contrato de arrendamiento financiero de maquinaria con un valor de $28,812 (US$2,690), con un plazo forzoso de 48 meses, contados a partir del mes de junio de 2005. Al 31 de diciembre de 2005 el pasivo neto por este concepto asciende a $25,300.

c. SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de Frenos Automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en la empresa SANLUIS Developments, LLC, la que a su vez es la tenedora principal de la empresa Fundimak, S. A. de C.V. y subsidiarias, y en las cuales SANLUIS mantiene el control y la administración de dicho negocio de Frenos.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con dichas sociedades. Es intención de SANLUIS ejercitar su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare las dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión.

NOTA 11 - INFORMACIÓN POR SEGMENTOS:

La información financiera referente a los segmentos de negocio operados por la compañía se presenta a continuación:

Año que terminó el 31 de diciembre de 2005	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 5,660,946	$ 1,180,046		$ 6,840,992
Utilidad (pérdida) de Operación	452,818	(63,116)	($ 22,392)	367,310
Activos totales	4,484,925	2,165,224	798,186	7,448,335
Adquisiciones de maquinaria y equipo	78,920	10,970		89,890
Depreciación y amortización	181,453	152,284	758	334,495

Año que terminó el 31 de diciembre de 2004	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 5,413,151	$ 1,521,654		$ 6,934,805
Utilidad (pérdida) de Operación	313,251	14,575	($ 38,327)	289,499
Activos totales	4,211,306	2,644,186	1,145,075	8,000,567
Adquisiciones de maquinaria y equipo	96,025	76,394		172,419
Depreciación y amortización	200,800	192,186		392,986

La información por segmentos se presenta en el mismo formato utilizado por la administración de la compañía para evaluar los resultados de cada negocio. Un segmento operativo se define como un componente de la compañía dedicado a actividades de negocios de las cuales ésta obtiene ingresos e incurre en costos y gastos, base para la preparación de información y evaluación periódica de la asignación de recursos por parte de la administración durante su proceso de toma de decisiones. Las políticas contables de los segmentos son las mismas que se describen en el resumen de políticas de contabilidad significativas incluidas en la Nota 2.

El segmento Suspensiones incluye la venta de muelles multihoja y parabólicas, resortes, barras de torsión y barras estabilizadoras. El segmento Frenos incluye la venta de rotores, discos, tambores y mazas para sistemas de frenos. El segmento Otros representa principalmente el activo por impuestos diferidos originado por el reconocimiento de las pérdidas fiscales consolidadas de SANLUIS y las otras inversiones en acciones.

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representaron el 19% y 15% de las ventas netas de 2005 y 2004, respectivamente.

Tres de los clientes de la compañía representaron el 77% y 79% de sus ventas netas durante los años terminados el 31 de diciembre de 2005 y de 2004, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

DICTAMINADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Administración y Control SANLUIS, S.A. de C.V.	Tenedora	804,390,215	99.99
SANLUIS Co-Inter, S.A.	Tenedora	4,899,999	99.99
Corporación Turística SANLUIS, S.A. de C.V.	Tenedora	384,048,808	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

DICTAMINADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
Brembo Rassini, S.A. de C.V.	Producción y Venta de discos y rotores	165,315	24.00	8,495	68,138
TOTAL DE INVERSIONES EN ASOCIADAS				8,495	68,138
OTRAS INVERSIONES PERMANENTES					2,675
TOTAL				8,495	70,813

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 4 AÑO 2005

DICTAMINADO

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
HSBC Bank plc. (banco agente	20/09/2001	9.00							0	71,550	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88							0	0	0	72,705	0	0
RCA (Reestructured Credit Ag	31/12/2008	8.00							0	192,796	267,773	321,327	342,749	970,878
Emisión de obligaciones Nota	30/06/2010	8.00							0	0	0	0	0	627,608
Comerica	27/06/2009	7.30							0	53,554	53,555	53,554	40,166	0
Préstamos Brasil	15/05/2008	12.00							0	34,057	781	224	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	351,957	322,109	447,810	382,915	1,598,486

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 | AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

DICTAMINADO | CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL – INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA – INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
Grupo Collado, SA de CV		0.00	0	3,680	0	0	0	0						
Otros proveedores		0.00	0	72,698	0	0	0	0						
Cia Siderúrgica de Californi	15/11/2005	0.00							0	299,566	0	0	0	0
Sumitomo Canada Limited	15/12/2005	0.00							0	144,951	0	0	0	0
Steelco, Inc.	25/11/2005	0.00							0	37,242	0	0	0	0
Simec International	15/12/2005	0.00							0	36,890	0	0	0	0
Aceros Villares	23/12/2005	0.00							0	17,154	0	0	0	0
General Motors Co.	01/12/2005	0.00							0	13,046	0	0	0	0
Gerdau	24/12/2005	0.00							0	5,729	0	0	0	0
Timken de México, SA de CV	01/12/2005	0.00							0	5,852	0	0	0	0
Partes de Plástico de México	31/12/2005	0.00							0	5,635	0	0	0	0
Grupo Collado, SA de CV	22/12/2005	0.00							0	1,325	0	0	0	0
Otros proveedores		0.00							0	148,939	0	0	0	0
TOTAL PROVEEDORES			0	76,378	0	0	0	0	0	716,429	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
Otros pasivos		0.00	0	188,486	0	0	0	0						
Otros pasivos		0.00							0	319,323	0	0	0	0
TOTAL GENERAL			0	264,864	0	0	0	0	0	1,387,709	322,109	447,810	382,915	1,598,486

OBSERVACIONES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

DICTAMINADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	102,989	1,103,105	16,670	178,551	1,281,656
PASIVO	369,797	3,960,856	16,826	180,222	4,141,078
CORTO PLAZO	112,926	1,209,536	16,826	180,222	1,389,758
LARGO PLAZO	256,871	2,751,320	0	0	2,751,320
SALDO NETO	(266,808)	(2,857,751)	(156)	(1,671)	(2,859,422)

OBSERVACIONES

INCLUYE ACTIVOS Y PASIVOS MONETARIOS.

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.7109 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.3399

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 4 — AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

DICTAMINADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,360,573	4,924,543	(3,563,971)	0.00	0
FEBRERO	1,870,083	4,757,071	(2,886,988)	0.33	(9,527)
MARZO	1,936,652	4,567,610	(2,630,958)	0.45	(11,839)
ABRIL	1,845,184	4,891,150	(3,045,965)	(0.25)	7,615
MAYO	2,003,252	4,751,096	(2,747,844)	0.35	(9,617)
JUNIO	1,979,276	4,947,926	(2,968,649)	(0.09)	2,672
JULIO	2,187,241	4,388,464	(2,201,223)	0.39	(8,585)
AGOSTO	2,117,214	4,264,352	(2,147,139)	0.11	(2,362)
SEPTIEMBRE	2,027,284	4,232,256	(2,204,972)	0.42	(9,261)
OCTUBRE	2,109,459	4,639,525	(2,530,066)	0.24	(6,072)
NOVIEMBRE	2,135,956	4,645,764	(2,509,808)	0.71	(17,820)
DICIEMBRE	2,144,071	4,621,618	(2,477,547)	0.44	(1,124)
ACTUALIZACIÓN				0.00	(1,180)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(67,100)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

DICTAMINADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
Rassini Xalostoc (1)	Fabricación y venta de muelles	2,165	76.00
Rassini Piedras Negras (1)	Fabricación y venta de resortes	5,740	54.00
Rassini Piedras Negras (1)	Fabricación y venta de muelles	5,209	88.00
Rassini Torsion Bars (1)	Fabricación y venta de barras de torsión	4,122	48.00
Suspensiones Rassini (1)	Fabricación y venta de muelles	4,200	90.00
Rassini Frenos (1)	Fabricación y venta de discos, tambores y	7,500	61.00
Bypasa (1)	Fabricación y venta de bujes	44,000	87.00
Muelles Brasil (2)	Fabricación y venta de muelles	58,000	89.00
Resortes Brasil (1)	Fabricación y venta de resortes	3,200	88.00
Rassini Chassis System (1)	Fabricación y venta de resortes	4,000	44.00

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS CONSOLIDADO

DICTAMINADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
Solera	Simec	Solera	Norambar		57.10
Solera	Aceros Villares (Brasil)	Solera	Slater Steels,		0
Solera	Gerdau (Brasil)				0
Barra redonda	Simec	Barra redonda	Norambar		0
Barra redonda	Aceros Villares (Brasil)	Barra redonda	Ascometal		0
Barra redonda	Gerdau (Brasil)				0
Chatarra de 1a. (automotríz)	Hylsa Puebla	Chatarra de 1a. (automotríz)	Slater Steels,		24.80

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO CONSOLIDADO

DICTAMINADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
(1) Muelles	297,425	376,591	0.0	Rassini	Armadoras
(1) Barras de torsió	1,061,195	85,610	0.0	Rassini	Armadoras
(1) Resortes helicoi	3,305,352	258,572	0.0	Rassini	Armadoras
(1) Discos, tambores	3,666,840	390,680	0.0	Rassini	Armadoras
(2) Brasil	56,379	1,245,461	0.0	Rassini	Armadoras
(1) Bujes	1,803,400	8,721	0.0	Bypasa	Armadoras
EXTRANJERAS					
(1) Muelles	8,466,667	3,336,039	0.0	Rassini	Armadoras
(1) Barras de Torsió	958,067	129,475	0.0	Rassini	Armadoras
(1) Resortes helicoi	1,484,393	156,269	0.0	Rassini	Armadoras
(2) Brasil	2,912	64,207	0.0	RNA	Armadoras
(1) Discos, tambores	3,592,765	789,367	0.0	Rassini	Armadoras
TOTAL		6,840,992			

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 4 AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

DICTAMINADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
(1) Muelles	8,466,667	3,336,039	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Barras de Torsió	958,067	129,475	E.U.A.	Rassini	Armadoras automotric
(1) Resortes helicoi	1,484,393	156,269	E.U.A.	Rassini	Armadoras automotric
(2) Brasil	2,912	64,207	Alemania	RNA	Armadoras automotric
(1) Discos, tambores	3,592,765	789,367	E.U.A.	Rassini	Armadoras automotric
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	4,475,357	

OBSERVACIONES

(1) Piezas, (2) Toneladas. El volumen se representa en unidades. El monto se representa en miles de pesos. Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como exportación.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 4 | AÑO 2005

SANLUIS CORPORACION, S. A. DE C. V.

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

DICTAMINADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	0.0000	11	147,762,156	0	147,762,156	0	14,250	0
B	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
C	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 289,729,708

OBSERVACIONES

LAS ACCIONES SERIES B y C NO COTIZAN INDIVIDUALMENTE, SE INTEGRAN EN 70,983,776 CPOs DENOMINADOS COMO CPOs-BC COTIZAN EN LA BMV, INTEGRADOS POR UNA ACCION B Y UNA C. LAS ACCIONES SERIE A COTIZAN INDIVIDUALMENTE A TRAVÉS DE CPOs-A QUE REPRESENTAN CADA UNO UNA ACCIÓN A.

Ninguna de importancia

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras, convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.6536	2.3399
Tipo de cambio promedio	2.9256	2.4333

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	11.2183	10.7109
Tipo de cambio promedio	11.2881	11.8957

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2005 y 2004 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

r04: Los gastos de operación incluyen la depreciación y la amortización del año por $ 334,495 en 2005 y 392,987 en 2004 ver renglón c-13 del estado de cambios

s77: Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

c06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 19.1 millones.

c11: Para efectos de comparabilidad, el dictamen financiero emitido por nuestros auditores externos, incluye algunas reclasificaciones en la información de 2004 (ver nota 2.s), sin embargo, para la información financiera incluida en este reporte no se aplicaron dichas reclasificaciones, manteniendo la información del año 2004 tal y como se presentó en su momento, solo aplicando los índices de actualización.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACION RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENDENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACION RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACION QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. SERGIO MAURICIO VISINTINI FRESCHI	C.P. JUAN PABLO SANCHEZ KANTER
DIRECTOR GENERAL DE FINANZAS Y CFO	DIRECTOR DE FINANZAS

MEXICO, D.F., A 25 DE ABRIL DE 2006